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[redacted]

07027960

November 7, 2007

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Optical Co Ltd SUPPL

Olympus ~~Corporation~~
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A and Exhibit B attached hereto. Documents for which English versions are readily available are listed in Exhibit A. With respect to the Japanese language documents for which English language versions are not readily available, summaries are set forth in Exhibit B.

If you have any questions or requests for additional information, please do not hesitate to contact me.

Very truly yours,

M. Ikeda

Masahisa Ikeda

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

Enclosure
MI/KM/ms

dlw 11/15

Exhibit A

Documents for which English Versions are Readily Available

No.		Date Released
1.	Press release "Olympus Launches High-resolution Capsule Endoscope in U.S.A." (Exhibit A-1)	September 21, 2007
2.	English translation of a Report of Bulk Holding (Amendment No. 11), as filed with the Kanto Local Finance Bureau of the Ministry of Finance Japan (Exhibit A-2)	September 28, 2007
3.	English translation of a Report of Bulk Holding (Amendment No. 12), as filed with the Kanto Local Finance Bureau of the Ministry of Finance Japan (Exhibit A-3)	September 28, 2007

OLYMPUS

Your Vision, Our Future

Exhibit A-1

I N F O R M A T I O N

September 21, 2007

Olympus Launches High-resolution Capsule Endoscope in U.S.A.

Olympus Medical Systems Corporation (head office:Shinjuku-ku, Tokyo) is pleased to announce the launch of the OLYMPUS CAPSULE ENDOSCOPE SYSTEM (Endo Capsule), a high-resolution capsule endoscope for visualization of the small intestine mucosa. The device will go on sale in U.S.A. in early October. It has been on sale in Europe since October 2005. Regulatory approval under Japan's Pharmaceutical Affairs Law is pending.
By expanding its product line to include small bowel endoscopes, capsule endoscopes and EndoTherapy products, Olympus aims to contribute to the improvement of safe, reliable and efficient diagnosis and treatment solutions for small bowel conditions.



External view of the Capsule Endoscope



Recorder Unit (left) /Antenna Lead Set (right) /Real Time Viewer (center)

OLYMPUS CAPSULE ENDOSCOPE SYSTEM "Endo Capsule"

Product Background

Olympus aim is to contribute to the advancement of safe, uncomplicated and highly productive medical observation and treatment. Since the early 1990s, Olympus has been conducting research and development activities into capsule endoscopy as a future technology, applying micro-machine technology, nanotechnology and other advanced technologies.
In December 2004 Olympus exhibited basic capsule endoscope technologies, as well as additional future technologies at its "85th Anniversary Technology Fair" in Japan. Keen interest shown by visitors indicated that there is a large expectation for the practical contribution of a capsule endoscope equipped with technologies developed by the leading endoscope manufacturer. Responding to such requests, Olympus first launched Endo Capsule for the observation of small bowel abnormalities in Europe in October 2005.
Olympus is committed to providing solutions for endoscopic diagnosis and treatment in the

small intestines under its "EnteroPro" brand. The Endo Capsule, for use in visualization of the small intestine mucosa, and the Single Balloon Enteroscope System, support both diagnosis and treatment in the small intestines. In addition, Olympus Endo Therapy products represent important advances in the technology of therapeutic endoscopy and will make significant contributions to the improvement of reliability and efficiency in the treatment of small bowel conditions.

Features

1.High resolution imaging based on technology evolved from our well-established endoscopy systems:

a. Automatic Brightness Control:

- Automatic Brightness Control, applied from conventional endoscope technology, adjusts illumination to maintain optimal imaging, even under the most demanding conditions.

b. Small body (diameter:11mm, length:26mm) equipped with sophisticated micromachine technology.

- Sensitive, high resolution CCD technology provides clear and vivid imaging.
- A wide depth of field (0-20mm*) provides optimal observation.
- 6 white LED lights ensure a clear field of view.
- A built-in capsule antenna transmits two images per second to the recorder unit via the antenna. Recorded images can be obtained for approximately 8 hours*.

* Based on the measurement method used by Olympus

c. Enhanced imaging of structures:

- During image playback, the structure enhancement feature facilitates observation of mucosal details.

2.World first* real-time observation: promotes more reliable and productive examinations

Real-time observation

- Before a patient swallows the capsule, a medical practitioner can check if the capsule is operating correctly.
- With the "Real Time Viewer" with display in hand, a physician can confirm a real time imaging recorded by the capsule endoscope and then estimate the capsule position in GI tract during the procedure.

*This is based on Olympus research as of October 13,2005 and refers to capsule endoscopes.



Real Time Viewer

For further information, please contact:
Public Relations and Investor Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2052 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

Exhibit A-2

[TRANSLATION]

Cabinet Office Ordinance Concerning
Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Filing Document:	Report on Amendment No. 11
Based on:	Article 27-25, Paragraph 1 of the Financial Instruments and Exchange Law
Filed with:	Kanto Local Finance Bureau of the Ministry of Finance Japan
Name:	Olympus Corporation
Address or Location of Head Office:	2-43-2, Hatagaya, Shibuya-ku, Tokyo
Effective Date of Reporting Duty:	September 21, 2007
Filing Date:	September 28, 2007
Total Number of Submitter and Joint Holders (persons):	2
Submitting Method:	Joint
Reasons for Submission:	Increase/decrease of 1% or more of the share holding ratio Change of address of head office

I. Matters Regarding Issuing Company

Name of Issuing Company	ITX Corporation
Stock Code	2725
Listed / Over-the-counter	Listed
Listed Securities Exchange(s)	Osaka

II. Matters Regarding Submitter

1. Submitter (Bulk Holder) /1

(1) Profile of Submitter

① Submitter (Bulk Holder)

Individual / Judicial Person	Judicial Person
Name	Olympus Corporation
Address or Location of Head Office	2-43-2, Hatagaya, Shibuya-ku, Tokyo
Former Name	
Former Address or Location of Head Office	

② Individual

Date of Birth	
Occupation	
Name of Company	
Address of Company	

③ Judicial Person

Date of Incorporation	October 12, 1919
Name of Representative	Tsuyoshi Kikukawa
Title of Representative	Representative Director and President
Business Purposes	Manufacture and sale of precision machinery and instruments

④ Place to Contact

Place to Contact and Name of Person in Charge	Hisashi Ogai Management Legal Department, Corporate Planning Division Olympus Corporation
Telephone Number	81-3-6901-9304

(2) Holding Purposes

To strengthen business alliance

(3) Material Issues Proposed

N/A

(4) Breakdown of Stock, etc. Held by Submitter

① Number of Stock, etc. Held

	Main Text of Article 27-23, Paragraph 3	Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares or Investment Securities (shares/units)	375,414 shares		
Certificate of Stock Acquisition Rights (shares)	A	—	G
Bond with Stock Acquisition Rights (shares)	B	—	H
Covered Warrants relating to Subject Securities	C		I
Depositary Receipts Representing Ownership Interest in Shares			
Other Related Depositary Receipts	D		J
Bonds Redeemable by Subject Securities	E		K

Convertible Stock	F		L
Total (shares)	M 375,414	N	O
Number of Shares, etc. , which were Transferred through a Margin Transaction and which are to be Deducted	P		
Number of Shares, etc., which are to be Deducted Due to the Delivery Rights among Joint Holders	Q		
Number of Shares, etc. Held (total) (M+N+O-P-Q)	R 375,414		
Number of Potentially Diluted Shares Held (A+B+C+D+E+F+G+H+I+J+K+L)	S		

② Percentage of Shares, etc. Held

Total Number of Issued Shares (shares) (as of September 21, 2007)	T 490,240
Percentage of Shares, etc. Held by the Above-Stated Submitter (%) (R/(S+T) x 100)	76.58
Percentage of Shares, etc. Held Stated in the Preceding Report (%)	66.68

(5) Conditions concerning Acquisition or Disposal during the Last Sixty (60) Days of Shares, etc. Issued by Issuing Company

Date	Class of Stock, etc.	Number	Percentage	On/Off-Market Trading	Acquisition / Disposal	Unit Price
September 21, 2007	Shares of common stock	48,530 shares	9.90%	Off-Market Trading	Acquisition	72,800 yen

(6) Material Agreements Including Security Agreements Related to Shares, etc.

N/A

(7) Funds for Acquisition of Shares, etc.

① Breakdown of Funds for Acquisition (thousands of yen)

Amount of Own Funds (U)	46,704,995
Total Amount of Borrowed Funds (V)	
Total Amount of Other Funds (W)	
Breakdown of (W) Above	

Total Amount of Funds for Acquisition (U+V+W)	46,704,995

② Breakdown of Borrowings

Name (Name of Branch)	Type of Business	Name of Representative	Location	Purpose of Borrowing	Amount (thousands yen)
N/A					

③ Name of Lender

Name (Name of Branch)	Name of Representative	Location
N/A		

2. Submitter (Bulk Holder) /2

(1) Profile of Submitter

① Submitter (Bulk Holder)

Individual / Judicial Person	Judicial Person
Name	Olympus Finance Hong Kong Limited
Address or Location of Head Office	L43, Office Tower, Langham Place, 8 Argyle Street, Mongkok, Kowloon, Hong Kong
Former Name	
Former Address or Location of Head Office	35F, Tower 6, The Gateway, Harbour City, Tsim Sha Tsui, Kowloon, Hong Kong

② Individual

Date of Birth	
Occupation	
Name of Company	
Address of Company	

③ Judicial Person

Date of Incorporation	June 23, 2004
Name of Representative	Hideo Yamada
Title of Representative	Director
Business Purposes	Financial Firm

④ Place to Contact

Place to Contact and Name of Person in Charge	Hisashi Ogai Management Legal Department, Corporate Planning Division

	Olympus Corporation
Telephone Number	81-3-6901-9304

(2) Holding Purposes

To strengthen business alliance

(3) Material Issues Proposed

N/A

(4) Breakdown of Stock, etc. Held by Submitter

① Number of Stock, etc. Held

	Main Text of Article 27-23, Paragraph 3	Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares or Investment Securities (shares/units)			
Certificate of Stock Acquisition Rights (shares)	A	—	G
Bond with Stock Acquisition Rights (shares)	B 100,200	—	H
Covered Warrants relating to Subject Securities	C		I
Depositary Receipts Representing Ownership Interest in Shares			
Other Related Depositary Receipts	D		J
Bonds Redeemable by Subject Securities	E		K
Convertible Stock	F		L
Total (shares)	M 100,200	N	O
Number of Shares, etc. , which were Transferred through a Margin Transaction and which are to be Deducted	P		
Number of Shares, etc., which are to be Deducted due to the delivery rights among Joint Holders	Q		
Number of Shares, etc. Held (total) (M+N+O-P-Q)	R 100,200		
Number of Potentially Diluted Shares Held (A+B+C+D+E+F+G+H+I+J+K+L)	S 100,200		

② Percentage of Shares, etc. Held

Total Number of Issued Shares (shares) (as of September 21, 2007)	T 490,240

Percentage of Shares, etc. Held by the Above-Stated Submitter (%) (R/(S+T) x 100)	16.97
Percentage of Shares, etc. Held Stated in the Preceding Report (%)	25.19

(5) Conditions Concerning Acquisition or Disposal during the Last Sixty (60) Days of Shares, etc. Issued by Issuing Company

Date	Class of Stock, etc.	Number	Percentage	On/Off-Market Trading	Acquisition / Disposal	Unit Price
September 21, 2007	Shares of common stock	48,530 shares	8.22%	Off-Market Trading	Disposal	72,800 yen

(6) Material Agreements Including Security Agreements Related to Shares, etc.

N/A

(7) Funds for Acquisition of Shares, etc. Held

① Breakdown of Funds for Acquisition (thousands of yen)

Amount of Own Funds (U)	17,234,468
Total Amount of Borrowed Funds (V)	0
Total Amount of Other Funds (W)	0
Breakdown of (W) Above	0
Total Amount of Funds for Acquisition (U+V+W)	17,234,468

② Breakdown of Borrowings

Name (Name of Branch)	Type of Business	Name of Representative	Location	Purpose of Borrowing	Amount (thousands yen)
N/A					

③ Name of Lender

Name (Name of Branch)	Name of Representative	Location
N/A		

III. Matters Regarding Joint Holders

N/A

IV. Summary List Regarding Submitter and Joint Holders

1. Submitter and Joint Holders

Olympus Corporation
Olympus Finance Hong Kong Limited

2. Submitter and Joint Holders

(1) Number of Stock, etc. Held

	Main Text of Article 27-23, Paragraph 3	Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares or Investment Securities (shares/units)	375,414		
Certificate of Stock Acquisition Rights (shares)	A	—	G
Bond with Stock Acquisition Rights (shares)	B 100,200	—	H
Covered Warrants relating to Subject Securities	C		I
Depositary Receipts Representing Ownership Interest in Shares			
Other Related Depositary Receipts	D		J
Bonds Redeemable by Subject Securities	E		K
Convertible Stock	F		L
Total (shares)	M 475,614	N	O
Number of Shares, etc., which were Transferred through a Margin Transaction and which are to be Deducted	P		
Number of Shares, etc., which are to be Deducted due to the delivery rights among Joint Holders	Q		
Number of Shares, etc. Held (total) (M+N+O-P-Q)	R 475,614		
Number of Potentially Diluted Shares Held (A+B+C+D+E+F+G+H+I+J+K+L)	S 100,200		

② Percentage of Shares, etc. Held

Total Number of Issued Shares (shares) (as of September 21, 2007)	T 490,240
Percentage of Shares, etc. Held by the Above-Stated Submitter (%) (R/(S+T) x 100)	80.55

Percentage of Shares, etc. Held Stated in the Preceding Report (%)	80.55

③ Breakdown of Percentage of Shares, etc. Held by Joint Holders

Submitter or Joint Holder	Number of Shares, etc. Held (total) (shares/units)	Percentage of Shares, etc. Held (%)
Olympus Corporation	375,414	76.58
Olympus Finance Hong Kong Limited	100,200	16.97
Total	475,614	80.55

Exhibit A-3

[TRANSLATION]

Cabinet Office Ordinance Concerning
Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Filing Document:	Report on Amendment No. 12
Based on:	Article 27-25, Paragraph 1 of the Financial Instruments and Exchange law
Filed with:	Kanto Local Finance Bureau of the Ministry of Finance Japan
Name:	Olympus Corporation
Address or Location of Head Office:	2-43-2, Hatagaya, Shibuya-ku, Tokyo
Effective Date of Reporting Duty:	September 25, 2007
Filing Date:	September 28, 2007
Total Number of Submitter and Joint Holders (persons):	2
Submitting Method:	Joint
Reasons for Submission:	Increase/decrease of 1% or more of the share holding ratio

I. Matters Regarding Issuing Company

Name of Issuing Company	ITX Corporation
Stock Code	2725
Listed / Over-the-counter	Listed
Listed Securities Exchange(s)	Osaka

II. Matters Regarding Submitter

1. Submitter (Bulk Holder) /1

(1) Profile of Submitter

① Submitter (Bulk Holder)

Individual / Judicial Person	Judicial Person
Name	Olympus Corporation
Address or Location of Head Office	2-43-2, Hatagaya, Shibuya-ku, Tokyo
Former Name	
Former Address or Location of Head Office	

② Individual

Date of Birth	
Occupation	
Name of Company	
Address of Company	

③ Judicial Person

Date of Incorporation	October 12, 1919
Name of Representative	Tsuyoshi Kikukawa
Title of Representative	Representative Director and President
Business Purposes	Manufacture and sale of precision machineries and instruments

④ Place to Contact

Place to Contact and Name of Person in Charge	Hisashi Ogai Management Legal Department, Corporate Planning Division Olympus Corporation
Telephone Number	81-3-6901-9304

(2) Holding Purposes

To strengthen business alliance

(3) Material Issues Proposed

N/A

(4) Breakdown of Stock, etc. Held by Submitter

① Number of Stock, etc. Held

	Main Text of Article 27-23, Paragraph 3	Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares or Investment Securities (shares / units)	525,414		
Certificate of Stock Acquisition Rights (shares)	A	—	G
Bond with Stock Acquisition Rights (shares)	B	—	H
Covered Warrants relating to Subject Securities	C		I
Depositary Receipts Representing Ownership Interest in Shares			
Other Related Depositary Receipts	D		J
Bonds Redeemable by Subject	E		K

Securities			
Convertible Stock	F		L
Total (shares)	M 525,414	N	O
Number of Shares, etc. , which were Transferred through a Margin Transaction and which are to be Deducted	P		
Number of Shares, etc., which are to be Deducted due to the delivery rights among Joint Holders	Q		
Number of Shares, etc. Held (total) (M+N+O-P-Q)	R 525,414		
Number of Potentially Diluted Shares Held (A+B+C+D+E+F+G+H+I+J+K+L)	S		

② Percentage of Shares, etc. Held

Total Number of Issued Shares (shares) (as of September 25, 2007)	T 640,240
Percentage of Shares, etc. Held by the Above-Stated Submitter (%) (R/(S+T) x 100)	82.07
Percentage of Shares, etc. Held Stated in the Preceding Report (%)	76.58

(5) Conditions Concerning Acquisition or Disposal during the Last Sixty (60) Days of Shares, etc. Issued by Issuing Company

Date	Class of Stock, etc.	Number	Percentage	On/Off-Market Trading	Acquisition / Disposal	Unit Price
September 21, 2007	Shares of common stock	48,530 shares	7.58%	Off-Market Trading	Acquisition	72,800 yen
September 25, 2007	Shares of common stock	150,000 shares	23.43%	Off-Market Trading	Acquisition	66,500 yen

(6) Material Agreements Including Security Agreements Related to Shares, etc.

N/A

(7) Funds for Acquisition of Shares, etc. Held

① Breakdown of Funds for Acquisition (thousands of yen)

Amount of Own Funds (U)	56,679,995

Total Amount of Borrowed Funds (V)	
Total Amount of Other Funds (W)	
Breakdown of (W) Above	
Total Amount of Funds for Acquisition (U+V+W)	56,679,995

② Breakdown of Borrowings

Name (Name of Branch)	Type of Business	Name of Representative	Location	Purpose of Borrowing	Amount (thousands yen)
N/A					

③ Name of Lender

Name (Name of Branch)	Name of Representative	Location
N/A		

2. Submitter (Bulk Holder) /2

(1) Profile of Submitter

① Submitter (Bulk Holder)

Individual / Judicial Person	Judicial Person
Name	Olympus Finance Hong Kong Limited
Address or Location of Head Office	L43, Office Tower, Langham Place, 8 Argyle Street, Mongkok, Kowloon, Hong Kong
Former Name	
Former Address or Location of Head Office	

② Individual

Date of Birth	
Occupation	
Name of Company	
Address of Company	

③ Judicial Person

Date of Incorporation	June 23, 2004
Name of Representative	Hideo Yamada
Title of Representative	Director
Business Purposes	Financial Firm

④ Place to Contact

Place to Contact and Name of Person in Charge	Hisashi Ogai Management Legal Department, Corporate Planning Division Olympus Corporation
Telephone Number	813-6901-9304

(2) Holding Purposes

To strengthen business alliance

(3) Material Issues Proposed

N/A

(4) Breakdown of Stock, etc. Held by Submitter

① Number of Stock, etc. Held

	Main Text of Article 27-23, Paragraph 3	Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares or Investment Securities			
Certificate of Stock Acquisition Rights (shares)	A	—	G
Bond with Stock Acquisition Rights (shares)	B 100,200	—	H
Covered Warrants relating to Subject Securities	C		I
Depositary Receipts Representing Ownership Interest in Shares			
Other Related Depositary Receipts	D		J
Bonds Redeemable by Subject Securities	E		K
Convertible Stock	F		L
Total (shares)	M 100,200	N	O
Number of Shares, etc. , which were Transferred through a Margin Transaction and which are to be Deducted	P		
Number of Shares, etc., which are to be Deducted due to the delivery rights among Joint Holders	Q		
Number of Shares, etc. Held (total) (M+N+O-P-Q)	R 100,200		
Number of Potentially Diluted Shares Held	S 100,200		

(A+B+C+D+E+F+G+H+I+J+K+L)	

② Percentage of Shares, etc. Held

Total Number of Issued Shares (shares) (as of September 25, 2007)	T 640,240
Percentage of Shares, etc. Held by the Above-Stated Submitter (%) (R/(S+T) x 100)	13.53
Percentage of Shares, etc. Held Stated in the Preceding Report (%)	16.97

(5) Conditions Concerning Acquisition or Disposal during the Last Sixty (60) Days of Shares, etc. Issued by Issuing Company

Date	Class of Stock, Etc.	Number	Percentage	On/Off-Market Trading	Acquisition / Disposal	Unit Price
September 21, 2007	Shares of common stock	48,530 shares	6.55%	Off-Market Trading	Disposal	72,800 yen

(6) Material Agreements Including Security Agreements Related to Shares, etc.

N/A

(7) Funds for Acquisition of Shares, etc. Held

① Breakdown of Funds for Acquisition (thousands of yen)

Amount of Own Funds (U)	17,234,468
Total Amount of Borrowed Funds (V)	0
Total Amount of Other Funds (W)	0
Breakdown of (W) Above	0
Total Amount of Funds for Acquisition (U+V+W)	17,234,468

② Breakdown of Borrowings

Name (Name of Branch)	Type of Business	Name of Representative	Location	Purpose of Borrowing	Amount (thousands yen)
N/A					

③ Name of Lender

Name (Name of Branch)	Name of Representative	Location
N/A		

III. Matters Regarding Joint Holders

N/A

IV. Summary List Regarding Submitter and Joint Holders

1. Submitter and Joint Holders

Olympus Corporation
Olympus Finance Hong Kong Limited

2. Submitter and Joint Holders

(1) Number of Stock, etc. Held

	Main Text of Article 27-23, Paragraph 3	Article 27-23, Paragraph 3, Item 1	Article 27-23, Paragraph 3, Item 2
Shares or Investment Securities	525,414 shares		
Certificate of Stock Acquisition Rights (shares)	A	—	G
Bond with Stock Acquisition Rights (shares)	B 100,200	—	H
Covered Warrants relating to Subject Securities	C		I
Depositary Receipts Representing Ownership Interest in Shares			
Other Related Depositary Receipts	D		J
Bonds Redeemable by Subject Securities	E		K
Convertible Stock	F		L
Total (shares)	M 625,614	N	O
Number of Shares, etc., which were Transferred through a Margin Transaction and which are to be Deducted	P		
Number of Shares, etc., which are to be Deducted due to the delivery rights among Joint Holders	Q		
Number of Shares, etc. Held (total) (M+N+O-P-Q)	R 625,614		
Number of Potentially Diluted Shares Held (A+B+C+D+E+F+G+H+I+J+K+L)	S 100,200		

② Percentage of Shares, etc. Held

Total Number of Issued Shares (shares) (as of September 25, 2007)	T 640,240

Percentage of Shares, etc. Held by the Above-Stated Submitter (%) (R/(S+T) x 100)	84.49
Percentage of Shares, etc. Held Stated in the Preceding Report (%)	80.55

③ Breakdown of Percentage of Shares, etc. Held by Joint Holders

Submitter or Joint Holder	Number of Shares, etc. Held (total) (shares/unit)	Percentage of Shares, etc. Held (%)
Olympus Corporation	525,414	82.07
Olympus Finance Hong Kong Limited	100,200	13.53
Total	625,614	84.49

Exhibit B

Summaries of the Japanese Language Documents
for which English Language Versions are not Readily Available

No English versions or translations are available for the documents listed below, therefore, we have prepared English summaries to these Japanese language documents as follows:

1. Press release, dated September 10, 2007, regarding Olympus Medical Systems Corp.'s supporting of the public symposium "Aiming for an early detection and early treatment of colon cancer ~ the forefront of screening, examination and treatment" from September 2007 through March 2008

   Olympus Medical Systems Corp., jointly with Eiken Chemical Co., Ltd., is sponsoring the public symposium "Aiming for the early detection and early treatment of colon cancer ~ the forefront of screening, examination and treatment" to be held in Kumamoto, Sapporo, Fukushima, Kobe, Okayama, Aomori and Niigata from September 2007 through March 2008.

2. Press release, dated September 10, 2007, regarding the establishment of a new operation base in China for the strengthening of digital camera sales and service systems in the region

   Olympus Imaging China Co., Ltd, a subsidiary of the Company, has established a new operation base in Chengdu as part of an ongoing process of strengthening digital camera sales and service systems in regions where an increase in demand for digital cameras is expected. The Chengdu Branch of Olympus Imaging China Co., Ltd is a new operation base with showroom and service counter facilities and will commence operations from September 10, 2007.

3. Press release, dated September 11, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "CAMEDIA SP-560UZ".

   Olympus Imaging Corp., a subsidiary of the Company, will commence the sale of "CAMEDIA SP-560UZ", a compact digital camera with minimum 27mm widescreen angle lens, 18x optical zoom, "face and back control" with facial recognition functions and an image processing engine.

4. Press release, dated September 12, 2007, regarding the commencement of an audio content download service ("Radio Days") by RadioCafe Limited, an affiliate of the Company, from September 14, 2007.

   RadioCafe Limited, an affiliate of the Company, will establish a new spoken word content download service website (Radio Days, www.radiodays.co.jp) on September 14, 2007. The website will target people looking for high-quality audio entertainment and will focus on original works, which include rakugo stories, recitations and interviews. The downloaded contents may be played on either a PC or a mobile phone player. Hereafter, the audio distribution service and the Company will continue to propose and develop a

new audio business as a result of deepening the alliance between RadioCafe Limited and the Company's existing audio operations.

5. Press release, dated September 12, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "Radio Server VJ-10-JB", a radio recorder with built-in HDD

   Olympus Imaging Corp. will release "Radio Server VJ-10-JB", a radio recorder with built-in HDD (hard disk drive) from September 14, 2007. The radio recorder offers up to 2500 recordable hours for FM/AM radio, a built-in audio history textbook, digital recording ability, and the capacity to transfer data through a USB connection.

6. Press release, dated September 13, 2007, regarding Olympus Imaging Corp.'s commencement of the sale of "CAMEDIA FE-220D"

   Olympus Imaging Corp. will commence the sale of "CAMEDIA FE-220D", a compact digital camera in its "FE (Friendly & Easy) series" with a light, slim body and 7.1 megapixel resolution, on September 22, 2007.

7. Press release, dated September 19, 2007, regarding the Company's commencement of the sale of "FluoroPoint-Light"

   The Company will commence the domestic sale of "FluoroPoint-Light", a diffusion-type unimolecular fluorescence analysis system, which enables the analysis of intermolecular interaction under close-to-intravital-circumstances, from January 2008, to be followed by the commencement of overseas sales.

8. Press release, dated September 20, 2007, regarding Olympus Medical Systems Corp.'s report on the results of a "survey of attitudes towards endoscopic examination"

   Olympus Medical Systems Corp. reported on the results of a "survey of attitudes towards endoscopic examination", which was also conducted in 2006, from July 14, 2007 to August 20, 2007 to complement "Endoscope Day" on July 14.

9. Press release, dated September 25, 2007, regarding the Company's commencement of the domestic special-order-sale of "CELAVIEW RS100", from November 1, 2007

   The Company will commence the domestic special-order-sale of "CELAVIEW RS100", a cellular image analysis system, equipped with highly automated hardware and high-performance and high-versatility analysis software, on November 1, 2007.

10. Press release, dated September 26, 2007, regarding Olympus Medical Systems Corp.'s commencement of the domestic sale of "Surgical Microscope OME-9000"

    Olympus Medical Systems Corp. will commence the domestic sale of "Surgical Microscope OME-9000" from the end of December 2007. The "Surgical Microscope OME-900" ensures more operation space for surgeons compared with the existing model since it is smaller in size and offers twice the illumination.

11. Press release, dated September 27, 2007, regarding the Company's commencement of the sale of the automatic analysis machine "AU 680" and the fully-automatic chemical

luciferase immune analysis machine "AU 3000i" in the existing biochemical examination field as well as in the immunological test field, on October 1, 2007

The Company will commence the sale of the automatic analysis machine "AU 680" and the fully-automatic chemical luciferase immune analysis machine "AU 3000i" in the existing biochemical examination field as well as in the immunological test field, into which the Company will make a full-scale entry on October 1, 2007. As a result, in the biochemical examination field and the immunological test field, which are two major fields of blood-sample clinical diagnostic examinations, the Company will be able to provide a complete service including equipment, reagent, maintenance and support-related services within one company. The Company intends to expand its clinical diagnostic examination business by promoting the development of customer-focused products.

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